Exhibit 99.1

Sinovac Reports First Quarter 2008 Unaudited Financial Results
 Friday May 16, 8:00 am ET

-- Conference Call on Friday, May 16, 2008 at 9:00 a.m. ET --

BEIJING, May 16 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading developer and provider of vaccines in China, today announced the Company's unaudited interim consolidated financial statements for the three-month period ended March 31, 2008.

First Quarter Highlights
-- Sales increased 123% year-over-year to $8.9 million
-- Sold 1.5 million doses of Healive®, up 113%
-- Gross profit grew 135% year-over-year to $7.8 million, with 88% gross margin
-- Operating income rose 116% year-over-year to $3.1 million
-- Net income increased to $1.6 million
-- Diluted EPS grew 100% to $0.04
-- Completed $9.75 million private placement

Mr. Weidong Yin, Chairman, President and CEO, commented, "Our first quarter sales demonstrate the continued execution of our commercialization strategy. We were pleased with the 123% increase in quarterly sales. We continue to experience robust Healive® sales due to favorable market development trends in China."

Mr. Yin continued, "We are pleased with the continued clinical advancement of our pandemic influenza vaccine formulations. In early April, we received a production license from the SFDA to exclusively supply Panflu(TM), our whole viron H5N1 pandemic influenza vaccine, to the national stockpiling program. Recently, we successfully completed Phase I trials for the split vaccine and intend to commence the Phase II trials during the second quarter of 2008."

Three Months Ended March 31, 2008

For the first quarter 2008, sales increased 123% to $8.9 million, compared to $4.0 million in the first quarter 2007. The growth was driven by higher sales of Healive® with further market.

Gross profit for first quarter of 2008 was $7.8 million, with a gross margin of 88.2%, compared to $3.3 million and 83.9%, respectively, for the same period of 2007. The higher gross margin resulted from the increased economies of scale and lower average unit costs associated with Healive® production.

Total operating expenses for the first quarter of 2008 increased to $4.7 million, compared to $1.9 million in the same period of 2007. Selling, general and administrative expenses for first quarter of 2008 were $3.6 million, compared to $1.3 million in the same period of 2007. The year-over-year increase in SG&A expenses reflected Sinovac's extensive promotion campaign for Healive®, and the recruiting of additional employees for the production, quality control, sales, and marketing segments to position the Company for market growth.

The aggregated research and development expenses for the first quarter of 2008 were $933,000 compared to $477,000 in the same period of 2007. Our net R&D expenses were $929,000 for the first quarter of 2008, compared to $444,000 in the same period of 2007. The R&D expenses recognized as a reduction to government grants were $4,000 in the first quarter of 2008, compared to $33,000 in the same period of 2007.

Operating income was $3.1 million for the first quarter of 2008, compared to $1.5 million in the same period of 2007. The year-over-year increase in operating income reflected the significant increase in vaccine sales and the moderately higher operating expenses.

Net income for the first quarter of 2008 was $1.6 million, or $0.04 per diluted share, compared to $776,000, or $0.02 per diluted share, in the same period of 2007. Net income for the first quarter of 2008 included $158,000 of interest and financing expenses, $719,000 of income taxes, and $739,000 of minority interest. Net income for the same period of 2007 included $86,000 of interest and financing expenses, $342,000 of income taxes, and $310,000 of minority interest.

As of March 31, 2008, Sinovac's cash and cash equivalents totaled $20.6 million, compared to $17.1 million as of December 31, 2007.

Sales and Marketing

During the first quarter of 2008, Sinovac sold approximately 1.5 million doses of Healive®, up from 0.7 million doses for the same period of 2007. Higher sales in the first quarter of 2008 resulted from Healive promotion campaign targeting the private market. During the first quarter of 2008, Sinovac sold 31,000 doses of Bilive® and 24,000 doses seasonal flu vaccine.

Research and Development

In April 2008, Sinovac was granted a production license for Panflu(TM) by the China State Food and Drug Administration (SFDA). PanfluTM is the first and only approved vaccine available in China against the H5N1 influenza virus. Under the production license for Panflu(TM) granted by SFDA, the vaccine is solely approved for production to be supplied to the Chinese national vaccine stockpiling program and will not be sold directly to the market.

Sinovac has successfully completed the Phase I clinical trials for its split pandemic influenza vaccine.

The Phase I trial for the split pandemic influenza vaccine was conducted by the Beijing Centers for Disease Control and Prevention, located in Huai Rou, Beijing. The trial enrolled 160 volunteers from 3 to 70 years old, sorted into four different age groups, who received doses of 5ug, 10ug, 15ug or 30ug and were followed for an observation period. There were no serious adverse events.

Sinovac is on track to commence a Phase II trial of the split pandemic influenza vaccine in the second quarter of 2008. The trial will include 350 volunteers covering three different age groups, namely children, adults and elderly, to further assess the immunogenicity and safety of the vaccine as well as determine vaccination dosage.

Conference Call Details

The Company will host a conference call on Friday, May 16, 2008 at 9:00 a.m. ET (9:00 p.m. Beijing time). To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international). A replay of the call will be available from 11:00 a.m. ET on May 16, until May 30, 2008 at midnight. To access the replay, please dial 1-877-660-6853 (USA) or 1-201-612-7415 (international) and reference the account number 3055 and the access code 285507. A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com . A webcast replay can be accessed on the corporate website beginning May 16, 2008 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing universal pandemic influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SINOVAC BIOTECH LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Three Months Ended March 31, 2008 and 2007 (Unaudited)

(Expressed in U.S. Dollars)

		2008		2007

Sales		$8,862,001		$3,973,052
Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $99,834 (2007 - $92,728)		1,047,866		641,450

Gross profit		7,814,135		3,331,602

Selling, general and administrative expenses		3,577,886		1,268,544
Research and development expenses - net of $4,019 (2007 - $33,175) in government research grants		929,336		443,745
Depreciation of property, plant and equipment
and amortization of licenses and permits		178,229		169,041

Total operating expenses		4,685,451		1,881,330

Operating income		3,128,684		1,450,272

Interest and financing expenses		(157,707)		(86,056)

Interest and other income		46,350		64,024

Income before income taxes and minority interest		3,017,327		1,428,240

Income tax expenses
- Current		645,335		290,219
- Deferred		73,181		51,735

Income before minority interest		2,298,811		1,086,286

Minority interest share of income		738,855		309,915

===========================================================================
Net income for the period		$1,559,956		$776,371
=============================================	===	============	===	============

Other comprehensive income
Cumulative translation adjustment	$1,282,528	$180,423

Comprehensive income	$2,842,484	$956,794
===========================================================================
Earnings per share – basic and diluted	$0.04	$0.02
===========================================================================

Weighted average number of shares of
Common stock outstanding
- Basic	41,088,322	40,199,948
- Diluted	41,470,579	40,524,360
===========================================================================

SINOVAC BIOTECH LTD.
Consolidated Balance Sheets (Unaudited)
(Expressed in U.S. Dollars)

		March 31, 2008		December 31, 2007

ASSETS

Current assets
Cash and cash equivalents		$20,578,712		$17,071,497
Accounts receivable – net		21,289,266		16,983,892
Inventories		5,382,776		3,745,957
Prepaid expenses and deposits		566,869		800,840
Deferred tax assets		605,817		579,703

Total current assets		48,423,440		39,181,889

Restricted cash		1,401,510		846
Property, plant and equipment		17,474,369		15,879,391
Long-term prepaid expenses and deposits		248,697		298,731
Deferred tax asset		593,757		693,053
Licenses and permits		1,355,097		1,394,052

Total assets		$69,496,870		$57,447,962
=============================================	===	============	===	============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Loans payable		$7,120,276		$6,836,110
Accounts payable and accrued liabilities		10,528,253		9,522,818
Due to related parties		46,971		46,971
Dividends payable to minority interest of Sinovac Beijing		112,909		3,000,458
Deferred research grants		1,077,452		1,038,396

Total current liabilities		18,885,861		20,447,754
Deferred government grants		2,848,110		2,734,444
Loan Payable		1,424,055		1,367,222

Long – term debt		4,272,165		4,101,666

Total liabilities		23,158,026		24,546,420

Minority interest		3,662,570		2,897,687

Commitments and contingencies
STOCKHOLDERS' EQUITY
Preferred stock		-		-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock		42,813		40,305
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 42,813,028 (2007 – 40,305,028 )
Subscriptions received		61,990		9,170
Additional paid in capital		41,884,604		32,109,997
Accumulated other comprehensive income		3,238,984		1,956,456
Dedicated reserves		2,999,396		2,999,396
Accumulated deficit		(5,551,513)		(7,111,469)

Total stockholders' equity		42,676,274		30,003,855

Total liabilities and stockholders’ equity		$69,496,870		$57,447,962
===========================================================================

    For more information, please contact:

    Contact Information:                        Investors/Media:
     Helen G. Yang                                Stephanie Carrington/Janine McCargo
     Sinovac Biotech Ltd.                       The Ruth Group
     Tel:   +86-10-8289-0088 x871       Tel:   +1-646-536-7017/7033
     Fax:   +86-10-6296-6910               Email: scarrington@theruthgroup.com
     Email: info@sinovac.com                            jmccargo@theruthgroup.com